PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE October 3, 2011

CANADIAN ZINC REPORTS SUCCESS WITH PRAIRIE CREEK EXPLORATION DRILLING • New stratabound mineralized area discovered • Multiple vein mineral intercepts • Deep-hole target structure identified

Vancouver, British Columbia, October 3rd, 2011 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to report positive results from its diamond drilling activities at the Company’s 100% owned Prairie Creek Mine in the Northwest Territories.

The summer 2011 exploration drill program at the Prairie Creek Mine has had success on three fronts:

•	New area of stratabound mineralization was intersected within 150 metres of the existing underground workings.
•	Multiple new vein intercepts intersected above the existing mineral resource.
•	Deep-hole exploration program at Casket Creek, 1.6 kilometres to the north and along strike, intersected the main host structure for vein mineralization.

To the end of September, a total of 4,788 metres of surface diamond drilling had been completed by drill rigs owned and operated by the Company. The Longyear drill rig drilled 2,802 metres of core in 18 short holes around the immediate Prairie Creek Mine of which the Company has received assays and reporting on the first 9 holes. The TM-2500 drill rig drilled 1,986 metres of core, in two deep holes and internal wedge holes in the Casket Creek area. Drilling is continuing at Casket Creek and assays pending.

Mine Area Drilling

The Company’s Longyear rig was used to drill relatively short holes in the proximity of the Prairie Creek Mine. PC-11-188, collared at the minesite, was abandoned due to excessive overburden and hole PC-11-189 reported no significant assays. Drillhole PC-11-190 intersected a new area of stratabound-type mineralization approximately 150 metres below the 870 metre mine level, which is the lowest level of current developed workings at the Prairie Creek Mine. The assay results from Drillhole PC-11-190 are as follows:

1

Drillhole Stratabound Composites – Prairie Creek Mine Area

Drillhole	From(m)	To (m)	Int (m)	Pb (%)	Zn (%)	Ag (g/t)
PC-11-190	244.40	247.00	2.60	1.61	7.15	12
PC-11-190	252.10	254.80	2.70	3.56	8.84	26

These two intercepts represent stacked sulphide horizons and are located approximately 100 metres south of the defined main stratabound body which has a Measured and Indicated Resource of 1.3 million tonnes averaging 6.0% Pb and 10.5% Zn. The intersections represent true thicknesses and exhibit the same style of mineralization as found in the resource and demonstrate the potential to expand this stratabound resource. There are few drillholes in this particular area and further follow-up drilling is warranted.

A series of 25 metre spaced drill holes were targeted in the upper level vein area, close to surface, and above the presently defined vein resource. The vein structure was intersected and identified in each completed hole. The results received to date of the vein drilling are as follows:

Drillhole Vein Composites – Prairie Creek Mine Area

Drillhole	From (m)	To(m)	Interval (m)	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)	Core Recovery %
PC-11-191	67.37	69.02	1.65	2.14	10.52	35	0.124	81
PC-11-192	65.00	68.40	3.40	6.32	5.64	74	0.100	91
PC-11-192	80.40	85.10	4.70	3.71	8.38	54	0.183	92
PC-11-193	64.00	65.50	1.50	7.34	8.70	263	0.650	29
PC-11-194	57.40	61.20	3.80	5.16	6.09	59	0.069	74
PC-11-194	66.20	68.70	2.50	5.63	6.55	54	0.082	91
PC-11-195	67.80	69.00	1.20	3.96	2.79	114	0.337	86
PC-11-196	70.20	77.72	7.52	8.78	5.07	138	0.258	25

The vein mineralization at Prairie Creek is hosted within a structural fault zone and this zone was identified in all completed holes. Due to the close proximity to surface, the mineralization was highly weathered and 70–90% oxidized, which inhibited core recovery and grade determination. Actual grades and true thicknesses will only be verified upon mining. The proposed mining operation at Prairie Creek will initially be targeting the accessible upper level vein resource. The existing 930 metre mine level workings are located approximately 75 metres below the drill intercepts.

North Extension Drilling, Casket Creek Area

Drilling in the Casket Creek area, about 2.5 kilometers to the north and on strike of the Prairie Creek Mine, is testing for a 1.6 kilometre down-plunge extension of the inferred mineral resources and is directed towards a potential vein/structural target at the nose of an anticlinal fold.

Drillhole PC-10-187, which commenced last year, and had reached a depth of 657 metres when drilling was suspended for the season in October 2010, was restarted in June 2011. Drillhole PC-10-187 intersected its target and reached a final depth of 1,630 metres in early August 2011.
A re-interpretation of the geological model indicated that the main structural target had been intersected by Drillhole PC-10-187 at a very high level in the stratigraphic column above the prime rock units that host the existing resource. As a result, the fault zone was poorly developed (~2 metres wide) within a less competent rock unit of the Cadillac Formation. A small mineralized zone was visually identified within this structure and assays are pending.

To further test the newly identified structure for its vertical extent Drillhole PC-11-187W2 was drilled as a moderate undercut. This wedge hole successfully intersected the structure, which increased in intensity and width to 4.5 metres, approximately 50 metres below the Drillhole PC-10-187 intercept. Again, this intersection was high in stratigraphy. Visual mineralization was also observed within the shear zone and samples were taken with assays pending.

With the continuous success in intercepting the target structure, which showed increasing intensity with depth, a subsequent hole, Drillhole PC-11-206, is now being drilled to undercut the anticipated structure by 250 metres. It is anticipated that this hole should intersect the prime target geology/structural area by late October.

Quality Assurance/Quality Control

The drill core samples were cut by diamond saw and securely, through chain of custody, shipped to Acme Analytical Labs in Vancouver for initial multi-element assay by ICP-ES analysis. Further assays and analysis was completed where appropriate and standards, duplicates and blanks were inserted and included within the analysis. Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of NI 43-101 and has approved this press release

Prairie Creek Project Background

The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The mineral resource at the Prairie Creek Project comprises total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161 grams silver per tonne and a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne. [Technical Report October 2007, Minefill Services Inc Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101].

The planned development and operation of the Prairie Creek Mine is currently undergoing Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board. The public registry for the Environmental Assessment was closed on September 22, 2011 and now awaits the recommendations of the Review Board. The Company’s environmental assessment report demonstrates that the Prairie Creek Mine can be successfully operated, and eventually closed, with minimal impacts on the environment. The assessment indicates that operation of the Mine will not have any significant impacts on fish or aquatic life and will not have any significant adverse effect on the ecological integrity of Nahanni National Park Reserve.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website: www.canadianzinc.com